SUB-ITEM 77I

                       TERMS OF NEW OR AMENDED SECURITIES

             INVESCO International Core Equity Fund, a portfolio of

                        AIM International Funds, Inc. II

On July 31, 2003, Class R shares for INVESCO International Core Equity Fund (formerly INVESCO International Blue Chip Value Fund) (the "Fund"), a portfolio of AIM International Funds, Inc. II (previously known as INVESCO International Funds, Inc.) (the "Company"), were declared effective by the Securities and Exchange Commission; however, Class R shares of the Fund did not commence operations until November 24, 2003. Class R shares are sold at net asset value, and are not subject to an initial sales charge. Class R shares are redeemable at their net asset value (subject, in certain circumstances, to a contingent deferred sales charge) at the option of the shareholder or at the option of the Company in certain circumstances. Each class of shares represents interests in the same portfolio of investments. Differing sales charges and expenses will result in differing net asset values and dividends and distributions. Upon any liquidation of the Company, shareholders of each class are entitled to share pro rata in the net assets belonging to the Fund allocable to such class available for distribution after satisfaction of outstanding liabilities of the Fund allocable to such class. Each share of the Fund generally has the same voting, dividend, liquidation and other rights; however, each class of shares of the Fund are subject to different sales loads, conversion features, exchange privileges and class-specific expenses. Only shareholders of a specific class may vote on matters relating to that class' distribution plan. Shareholders of the Fund are entitled to one vote per share (with proportionate voting for fractional shares), irrespective of the relative net asset value of the shares of the Fund. However, on matters affecting an individual Fund or class of shares, a separate vote of shareholders of that Fund or class is required. Shareholders of the Fund or class are not entitled to vote on any matter which does not affect that Fund or class but that requires a separate vote of another Fund or class. When issued, shares of the Fund are fully paid and nonassessable, have no preemptive or subscription rights and are freely transferable. Class R shareholders do not have conversion rights. Class R shareholders do not have cumulative voting rights, which means that in situations in which shareholders elect directors, holders of more than 50% of the shares voting for the election of directors can elect all of the directors of the Company, and the holders of less than 50% of the shares voting for the election of directors will not be able to elect any directors.

         The Articles of Incorporation provide that the directors and officers of the Company, including persons who formerly served in such capacities, shall have limitations on, and/or immunity from liability of such directors and officers to the fullest extent permitted by the Maryland General Corporation Law, subject only to such restrictions as may be required by the Investment Company Act of 1940, as amended, and the rules thereunder. Such limitations and/or immunity will apply to acts or omissions occurring at the time an individual serves as a director or officer of the corporation, whether such person is a director or officer of the corporation at the time of any proceeding in which liability is asserted against the director or officer. No amendment to the Articles of Incorporation or repeal of any of its provisions shall limit or eliminate the benefits provided to directors and officers with respect to any act or omission which occurred prior to such amendment or repeal. The Company shall indemnify and advance expenses to its directors and officers, including persons who formerly served in such capacities, to the fullest extent permitted to directors by the Maryland General Corporation Law.